                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                 Form 11-K

     (Mark One)
     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For The Fiscal Year Ended December 31, 1993

                                    OR

     [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE
           REQUIRED]

          For the transition period from             to

     Commission file number  0-6547

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         MCI Consumer Markets 401(k) - Part I of the MCI
         Consumer Markets 401(k) & ESOP

     B.  Name of issuer of the securities held pursuant to the
         plan and the address of its principal executive
         office:  MCI Communications Corporation, 1801
         Pennsylvania Avenue, NW, Washington, DC  20006

                          MCI CONSUMER MARKETS 401(K)
                                EIN: 13-2745892
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                  Page(s)
                                                  -------

Report of Independent Accountants                    3

Statements of Net Assets Available for Benefits
at December 31, 1993                                 4

Statement of Changes in Net Assets Available for
Benefits for the year ended December 31, 1993        5

Notes to Financial Statements on Form 11-K           6-12

Additional Information:
     Schedule I.  Schedule of Assets Held for
                   Investment Purposes at
                   December 31, 1993                13

     Schedule II. Schedule of Reportable
                   Transactions for the year        14
                   ended December 31, 1993

Signature                                           15

Exhibits:
     23.  Consent of Independent Accountants        16

     99.  Certification Regarding Certain
          Investment Arrangements                   17

                     REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrative
Committee of the MCI Consumer Markets 401(k)


In our opinion, the accompanying statement of net assets available for benefits and related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of the MCI Consumer Markets 401(k)
- - Part I of the MCI Consumer Markets 401(k) & ESOP at December 31, 1993 and the changes in its financial status for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE

Washington, D.C.
June 10, 1994

                        MCI CONSUMER MARKETS 401(K)
                             EIN:  13-2745892
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             DECEMBER 31, 1993








Contribution Receivables:

  Employer                              $  973,636
  Employee                                 755,806

                                       -----------
     Total receivables                   1,729,442
                                       -----------
General Investments:

  Loans to participants                    497,683

  Value of interest in collective
    investment funds of trustee            190,083

  Value of interest in registered
    investment company                   6,222,934

  Value of guaranteed investment
   contracts                             9,659,522
                                       -----------

     Total general investments          16,570,222
                                       -----------

Employer related investments:

  Employer securities                    9,755,488
                                       -----------

Net assets available for benefits      $28,055,152
                                       ===========







See accompanying notes to the financial statements.

                          MCI CONSUMER MARKETS 401(K)
                                EIN:  13-2745892
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED December 31, 1993

INCOME
- ------

Contributions:

Non-cash employer                               $  3,097,810
Participants                                       7,153,482
Rollovers                                             69,077
                                                ------------
  Total contributions                             10,320,369
                                                ------------
Earnings on investments:


Interest on participant loans                          9,466
Interest on guaranteed investment contracts          426,037
Dividends on common stock                             16,193
Net gain on disposition of assets                     74,727
Unrealized appreciation of assets                  2,182,318
Net investment gain from collective
  investment funds of trustee                        334,875
Net investment gain from registered
  investment company                                 415,465
                                                ------------
  Total earnings on investments                    3,459,081
                                                ------------
Total income                                      13,779,450

EXPENSES
- --------

Participant benefits                               (818,173)
                                                ------------
Net income                                        12,961,277

Transfer of assets to the Plan                    15,093,875

Net assets available for benefits at beginning
  of year                                                  0
                                                ------------
Net assets available for benefits at end of
  year                                           $28,055,152
                                                ============


See accompanying notes to the financial statements.

                       MCI CONSUMER MARKETS 401(K)
                              EIN: 13-2745892
                NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                            December 31, 1993

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the MCI Consumer Markets
401(k) (the "Plan" or "401K") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Effective January 1, 1993, the MCI Consumer Markets 401(k) & ESOP Plan was created. MCI Consumer Markets is a business unit of MCI Telecommunications Corporation which is a wholly owned subsidiary of MCI Communications Corporation. The MCI Consumer Markets 401(k) & ESOP is comprised of two parts: Part I is the 401(k) Plan and Part II is a payroll-based employee stock ownership plan. The accompanying financial statements are solely those of
Part I, the MCI Consumer Markets 401(k) and are not intended to present the financial position or results of operations of the MCI Consumer Markets 401(k) & ESOP taken as a whole. MCI Communications Corporation, hereafter known as the Company, separately prepares an annual report on the overall MCI Consumer Markets 401(k) and ESOP which is submitted to the Internal Revenue Service ("IRS") on Form 5500 and is made available to all employees who request it.

The Plan is a deferred savings plan, under which eligible employees may contribute up to 12% of eligible compensation ("Elective Contribution") under the Plan. The first 6% of the Elective Contribution is eligible for a Company matching contribution in the form of MCI Communications Corporation common stock. The Company's matching contribution is $.50 for each eligible dollar contributed by participants. The Company's matching contribution is made monthly and is determined by the closing price of MCI Communications Corporation common stock on the last trading day of the month. Participants' Elective Contributions are withheld from their biweekly paychecks and the Company transfers these contributions to the Plan after each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for each Plan year during which they complete at least 1,000 hours of service. Elective Contributions may be invested in any of four investment funds. The available investment funds are:

  -   Fund A - Aggressive Equity Fund

        An aggressive equity mutual fund invested primarily in corporate stocks. The fund is professionally managed by Putnam Voyager.

  -   Fund B - MCI Common Stock Fund

        A fund investing in MCI Communications Corporation common stock. These shares of stock are qualified employer securities as defined by the Employee
        Retirement Income Security Act of 1974.

  -   Fund C - Laurel S & P Fund

        An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's
        500 Composite Stock Index. All investment decisions are made by Mellon Capital Management
        Corporation, a subsidiary of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

  -   Fund D - Long-Term Fixed Income Fund

        A long-term fixed income fund which guarantees both principal and interest through investments in guaranteed interest and annuity contracts. The guaranteed interest rate at December 31, 1993 was 7.55%.

Each individual's investment in Fund B is recorded in their participant account on a per share basis of the MCI Communications Corporation common stock according to their pro rata portion of the share activity in the fund. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

Participants may transfer all or part of their Elective
Contribution balance and related earnings in any fund to any other fund on a quarterly basis. Participants may change the allocation of their future contributions among funds at the beginning of the calendar quarter.

The Plan allows participants to borrow up to one-half of their vested account balances (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Loan proceeds are disbursed pro rata from each of the borrowers' investment funds, and are repaid through biweekly payroll deductions. Loan repayments of principal and interest are invested based on the borrowers' current investment election. Interest rates for new loans are determined quarterly by the Plan Administrative Committee, based on the prime rate as published on the first day of each quarter in The Wall Street Journal, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full, with one month's notice, by a cashier's or certified check.
During the Plan year ended December 31, 1993, $333,910 in loans were disbursed and principal repayments of $92,578 were made.

Certain participants have the right to diversify a portion of their account in the Employee Stock Ownership Plan (ESOP), Part II of the MCI Consumer Markets 401(k) & ESOP and transfer a portion of their account to the 401(K). Participants in the ESOP, who have attained at least 55 years of age and have been a member of the ESOP for at least ten years, are eligible to diversify under these provisions. There were no ESOP diversifications to the 401(K) during 1993.

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account balance of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant can demonstrate an economic hardship. Upon termination of employment, a participant receives all vested assets in his individual account. Non-vested portions of a terminated participant's account are forfeited and used to offset future Company matching contributions. As of December 31, 1993 forfeitures included in the Plan were $64,015 which included 1,589 forfeited shares of MCI Communications Corporation common stock, at year-end fair market values of $44,889 respectively.

The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. Plan assets are held by the trustee and recordkeeper, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The Company reserves its right under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of the Employee Retirement Income Security Act of 1974. The Company has not expressed any intention to discontinue its contributions nor to terminate the Plan.

The Plan's holdings of MCI Common Stock, and the Mellon Bank
Temporary Investment Fund are party-in-interest investments.

NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements for the Plan are prepared on the accrual basis of accounting.

The expense recorded upon the distribution of the Company's common stock to participants is the fair market value as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value to the Plan of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchases and sales of securities are recorded on the trade date.

The Plan's interest in a registered investment company and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed interest and annuity contracts are stated at contract value, measured as cost plus earned interest income.

Administrative expenses of the Plan are paid by the Company.

NOTE 3 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The allocation of income and changes in assets among the investment funds for the year ended December 31, 1993 are as follows:

                     Aggressive                                                Long-Term
                       Equity              MCI Common    Laurel S & P        Fixed Income       Total
                        Fund               Stock Fund        Fund                 Fund           Funds
                 --------------        --------------    -------------       --------------- -------------
INCOME
- ------
Contributions:

Non-cash employer                          $3,097,810                                         $ 3,097,810

Participants         $ 1,600,714            2,036,583       $ 1,135,661           $ 2,380,524   7,153,482

Rollovers                                       5,306             1,151                62,620      69,077

                     -----------          -----------       -----------           -----------  ----------
Total contributions    1,600,714            5,139,699         1,136,812             2,443,144  10,320,369
                     -----------          -----------       -----------           -----------  ----------
Earnings on investments:

Interest on participant
  loans                    2,355                3,025             1,784                 2,302       9,466

Interest on guaranteed
  investment contracts                                                                426,037     426,037

Dividends on common stock                      16,193                                              16,193

Net gain on disposition
  of assets                                    74,727                                              74,727

Unrealized appreciation
  of assets                                 2,182,318                                           2,182,318

Net investment gain from
  collective investment
  funds of trustee          774                   320           327,904                 5,877     334,875

Net investment gain from
  registered investment
  company               415,465                                                                   415,465
                    -----------            -----------       -----------          -----------  ----------
Total earnings
  on investments        418,594              2,276,583           329,688              434,216   3,459,081
                    -----------            -----------       -----------          -----------  ----------
Total income          2,019,308              7,416,282         1,466,500            2,877,360  13,779,450

EXPENSES
- --------

Participant Benefits    (78,185)              (297,838)          (89,307)            (352,843)   (818,173)
                    -----------             ----------        ----------          -----------  ----------
Net income            1,941,123              7,118,444         1,377,193            2,524,517  12,961,277

Interfund transfers       7,000                139,000           (22,000)            (124,000)

Transfer of assets
  to the Plan         1,567,978              4,329,669         1,619,172            7,577,056  15,093,875

Net assets available for
  benefits at beginning
  of year
                    -----------            -----------        -----------         -----------  ------------
Net assets available
 for  benefits at
 end of year        $ 3,516,101            $11,587,113        $ 2,974,365          $ 9,977,573 $28,055,152
                    ===========            ===========        ===========          =========== ============


NOTE 4 - PARTICIPANT ACCOUNTS

As of December 31, 1993 the Plan held 345,327 shares of MCI Communications Corporation common stock at a fair market values of $9,755,488. Of these shares, 92,930 were contributed by the Company during the Plan year ended December 31, 1993 as the Company's matching contributions. As of December 31, 1993 the Plan's benefit claims payable was $1,328,594 which includes 21,542 shares of MCI Communications Corporation common stock at a fair market value of $608,562.

Benefit claims payable represent the account balances of participants who have terminated from the Company and have not received a distribution as of year end.

NOTE 5 - TRANSFER OF ASSETS TO THE PLAN

Effective January 1, 1993 former Long Lines 401(K) Retirement Savings
Plan ("the Long Lines Plan") participants who had met eligibility requirements, became participants of the plan pursuant to MCI Telecommunications Corporation's acquisition of MCI Services Marketing Inc. effective 1/1/93. Effective April 1, 1993, participants' assets from the Long Lines Plan associated with those employees who became members of the plan were valued at $5,745,140, including 10,572 shares of MCI Communications Corporation Common Stock at a fair market value of $359,888, were transferred into the Plan.
Former Long Lines Plan Participants received past service credit for vesting purposes.

During the year ended December 31, 1993 certain participants transferred between the MCI Communications Corporation Employee Stock Ownership Plan and Retirement Savings Plan and the MCI Consumer Markets 401(k) and ESOP. Effective July 1, 1993 and October 1, 1993 participant account balances were transferred between the plans. Assets valued at $9,348,735 including 90,345 shares of MCI Communications Corporation Common Stock at a fair market value of $3,848,004 were transferred into the Plan. The participants received past service credit earned in the other plan for vesting purposes.

NOTE 6 - FEDERAL INCOME TAX STATUS

As described in Note 1, the Plan is Part I of the MCI Consumer Markets 401(k) & ESOP. Within the time frame allowed by the IRS, the Company will file for a determination letter from the IRS covering the Plan. The Plan Administrator anticipates receiving a favorable determination from the IRS on the Plan.

NOTE 7 - SUBSEQUENT EVENTS

Effective January 1, 1994 the assets of the Plan were merged with the assets of the MCI Communications Corporation Retirement Savings Plan and have become part of a master trust held by the Plan's trustee. Each plan will have an undivided interest in the assets of the trust and ownership is represented by a record of proportionate dollar interest or units of participation.

Effective January 1, 1994 Putnam Investments assumed the role of Plan Administrator and Recordkeeper. The Plan also increased the investment options to sixteen funds. Daily valuations, weekly loans and distributions, and monthly loan rate changes are also in effect as of January 1, 1994. Also effective 1/1/94, the Company match increased from fifty cents ($.50) to sixty seven cents ($.67) on each dollar contributed up to six percent (6%) of elective contributions.

                                                    SCHEDULE I

                           MCI CONSUMER MARKETS 401(K)
                                EIN: 13-2745892
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1993
                             ADDITIONAL INFORMATION

                                                                FAIR
                                   NUMBER                     VALUE AT
DESCRIPTION/ISSUER                OF SHARES        COST       12/31/93
- -------------------             ------------   ------------ ------------

LOANS TO PARTICIPANTS

    Participant loan accounts                    $  497,683 $    497,683
                                               ------------ ------------
INTEREST IN COLLECTIVE INVESTMENT
  FUNDS OF TRUSTEE


  * Mellon Bank Temporary
      Investment Fund                               190,083      190,083
                                               ------------ ------------

INTEREST IN REGISTERED INVESTMENT
  COMPANY

   Putnam Voyager Fund               280,239      2,781,301    3,360,062

   Laurel S & P Fund                 279,577      2,860,699    2,862,872
                                                 ----------   ----------
    Total interest in registered
      investment companies                        5,642,000    6,222,934
                                                 ----------   ----------

GUARANTEED INVESTMENT CONTRACTS

    CIGNA, GA                                     9,659,522    9,659,522
                                                 ----------   ----------
COMMON STOCK

  * MCI Communications Corporation   345,327      6,675,725    9,755,488
                                               ------------  -----------

    TOTAL INVESTMENTS                          $ 22,665,013 $ 26,325,710
                                               ============ ============

  * Party-in-interest investment

                                                                   SCHEDULE II

                          MCI CONSUMER MARKETS 401(K)
                                EIN: 13-2745892
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                             ADDITIONAL INFORMATION



Transactions or series of transactions exceeding 5% of the beginning fair value of plan assets for the plan year January 1, 1993 to December 31, 1993 are considered reportable transactions. The Plan's effective date is January 1, 1993; therefore the fair value of plan assets at January 1, 1993 is 0 and all transactions exceed 5% of fair value or 0.

                           Purchases                        Sales
                         --------------      --------------------------------------------
Description/Issuer       Purchase Price       Sale Price    Cost of Asset  Gain
- ------------------       --------------      --------------------------------------------
  Laurel S & P Fund       $2,860,699
                         (2 purchases)

  CIGNA GA                 $9,666,372          $ 432,884       $ 432,884   $0
                         (35 purchases)       (4 Sales)


 *Mellon Bank Temporary    $4,168,533         $3,981,397      $3,981,397   $0
    Investment Fund      (238 purchases)      ( 72 sales)

 *Mellon EB Stock
    Index Fund             $2,039,471         $3,187,915      $2,890,847   $297,068
                          (17 purchases)       (4  sales)

  Putnam Voyager Fund      $1,567,126         $      585      $      506   $     79
                          (48 Purchases)       ( 2 Sales)





 *Party-in-interest transaction

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the MCI Consumer Markets 401(K) & ESOP has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           MCI CONSUMER MARKETS 401(K)
                                           PART I OF THE MCI CONSUMER MARKETS
                                           401(K) & ESOP


Date:  June 28, 1994                       BY  Brad E. Sparks
                                             -----------------------------
                                           Brad E. Sparks
                                           Vice President and Controller
                                           MCI Telecommunications Corporation